July 3, 2024

Jerome Silvey
Chief Executive Officer and Director
EQV Ventures Acquisition Corp.
1090 Center Drive
Park City, UT 84098

       Re: EQV Ventures Acquisition Corp.
           Registration Statement on Form S-1
           Filed June 7, 2024
           File No. 333-280048
Dear Jerome Silvey:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Summary
Permitted purchases of public shares and public warrants by our affiliates, page 25

1. We note your disclosure in the summary and elsewhere that your sponsor and each of your directors and executive officers have agreed to vote their founder shares, private placement shares and any public shares purchased during or after this offering or in the private placement in favor of your initial business combination. Please reconcile this disclosure with your disclosure in this section that with any such Class A ordinary shares acquired by the persons described above may not be voted by them in connection with the business combination. Refer to Tender Offer Rules and Schedules Compliance and
       Disclosure Interpretation 166.01 for guidance. Also, please confirm that sponsor and its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process.
 July 3, 2024
Page 2
Conflicts of Interest, page 32

2. Please revise your disclosure in this section to clarify that the founder shares and warrants may be worthless if you do not complete an initial business combination within
       24 months, or such earlier date as your board of directors may approve, from the closing of this offering.
Summary of Risk Factors, page 35

3. We note your disclosure that up to $625,000 of the total underwriting commissions is payable in cash to the underwriter out of working capital after permitted withdrawals.
       Please provide prominent disclosure in this section and in your risk factors that these underwriting commissions may be paid from interest in the trust account. If we are deemed to be an investment company under the Investment Company Act . .. . , page 46

4. Please expand your disclosure to clarify that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
We may issue our shares to investors in connection with our initial business combination . . . , page 51

5. We note your disclosure that potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return
       for funds facilitating the sponsor   s completion of the business
combination or providing
       sufficient liquidity.
Risk Factors
If our initial business combination involves a company organized under the laws of a state of the
United States, page 60

6. Please include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. We note your disclosure elsewhere in the prospectus that funds may be withdrawn from the trust account for taxes.
Executive Officer and Director Compensation, page 125

7. Please address the issuance of 40,000 Class A ordinary shares to each of your non-
       executive director nominees in this section.
 July 3, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Ruairi Regan at 202-551-3269 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Julian Seiguer, Esq.